Exhibit 99.01

FOR IMMEDIATE RELEASE	Contact: David A. Garrison
Website: http://www.arthrt.com	(978) 345-5000
November 12, 2007

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

ANNOUNCES RESULTS FOR THIRD QUARTER 2007
Fitchburg, MA

Arrhythmia Research Technology, Inc. (the “Company”) (AMEX: HRT) and its wholly owned subsidiary Micron Products, Inc. (“Micron”) reported total revenue of $4,460,000 and net income of $420,000 for the quarter ended September 30, 2007 compared to total revenue of $4,410,000 and net income of $510,000 for the same quarter of 2006.  Basic net income per share for the three months ended September 30, 2007 decreased to $0.16 per share from $0.19 per share for the same period in 2006.

Total revenue increased by 1% in the quarter ending September 30, 2007 as compared to the same period in 2006.  Net income decreased by 18% and earnings per share decreased by 16% for the quarter ending September 30, 2007 over the same period in 2006.  Revenues for the quarter increased over the same period in the prior year for the 18th consecutive quarter.

For the nine months ended September 30, 2007, total revenue of $14,867,000 and net income of $1,101,000 was achieved as compared to total revenue of $13,338,000 and net income of $1,608,000 for the same period in 2006.  Basic net income per share for the nine months ended September 30, 2007 was $0.41 as compared to $0.60 for the same period in 2006.

James E. Rouse, the Company’s President and CEO commented, “Our business development and diversification efforts during the first nine months continue to yield significant revenues outside of our historical core business of disposable electro-physiological sensors.  Although the sensor business remains an important component in our overall strategy, we continue to work diligently to diversify our product lines and businesses.  In terms of organic growth, revenues generated by our product life cycle management division, Micron Integrated Technologies (MIT), continue to out pace other aspects of our business.  Defense and medical related precision machined and thermoplastic injection molded components and assemblies continue to drive the diversification of our manufacturing capabilities.  Our business continues to evolve into a multi-faceted manufacturer and supplier of components, products, and multi-product assemblies.  This evolution requires continuing investment in capital equipment, sales and marketing resources, engineering expertise and information technology. The decline in net income while achieving revenue growth is a reflection of those investments.  We are confident that our investments, despite short term earnings impact, will produce continued expansion of our product offerings and services and profitability of our business.”

The Company through its wholly owned subsidiary Micron Products, Inc. manufactures silver plated and non-silver plated conductive resin sensors and distributes metal snaps used in the manufacture of disposable ECG, EEG, EMS and TENS electrodes.  Micron’s NEM division manufactures custom injection molded products for medical, electronic, industrial and consumer applications.  Micron’s MIT division provides end- to- end product life cycle management through a comprehensive portfolio of value-added services such as design, engineering, prototyping, manufacturing, machining, assembly and packaging. Micron’s Leominster Tool division provides high end mold design, manufacturing and precision machining for various industries. The Company’s products also include proprietary signal-averaging electrocardiography (SAECG) software used in the detection of potentially lethal heart arrhythmias.

For more information please check our websites:

http://www.arthrt.com	http://www.micronproducts.com
http://www.leominstertool.com	http://www.newenglandmolders.com
http://www.micronintegrated.com

Forward-looking statements made herein are based on current expectations of the Company that involve a number of risks and uncertainties and should not be considered as guarantees of future performance.  The factors that could cause actual results to differ materially include: interruptions or cancellation of existing contracts, impact of competitive products and pricing, product demand and market acceptance, risks, the presence of competitors with greater financial resources than the Company, product development and commercialization risks, changing economic conditions in developing countries, and an inability to arrange additional debt or equity financing.  More information about factors that potentially could affect the Company's financial results is included in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006.

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